Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

O2MICRO INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 457)

PROPOSED VOLUNTARY WITHDRAWAL OF LISTING ON

THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

On 27 February 2009, our Board unanimously approved a proposal for the voluntary withdrawal of the listing of the Shares on the Main Board of the Stock Exchange (“Proposed Withdrawal”), for reasons of cost and utility. We intend to retain the existing primary listing of ADSs on the NASDAQ Global Select Market in the United States, and their secondary listing on the Cayman Islands Stock Exchange, following the Proposed Withdrawal and for the foreseeable future. The secondary listing of the Shares on the Cayman Islands Stock Exchange will cease upon the Proposed Withdrawal becoming effective.

After the Proposed Withdrawal, Shareholders will have the option of either (i) holding the Shares (which will not be listed on the Stock Exchange after the Delisting Date), or (ii) subject to depositing their Shares with BoNYM and complying with the requisite procedures and U.S. Securities laws, holding their interest in the form of ADSs, which are listed and can be traded on the NASDAQ.

A circular will be dispatched to Shareholders regarding the Proposed Withdrawal, including particulars of the arrangements required to enable Shares currently traded on the Stock Exchange to be deposited for ADSs for trading on the NASDAQ following the Proposed Withdrawal, notice convening a General Meeting and actions required to be taken by the Shareholders and/or ADS holders to enable votes to be cast at the General Meeting.

Investors should note that the Proposed Withdrawal is subject to, inter alia, the conditions set out below being fulfilled or waived, as applicable, including approval by the Listing Committee of the Stock Exchange and by Shareholders, and accordingly the Proposed Withdrawal may or may not become effective. Investors should exercise caution when dealing in the Shares.

No Shareholder is required to abstain from voting at the General Meeting to approve the Proposed Withdrawal.

INTRODUCTION

The Company is principally engaged in the design, development and marketing of high performance integrated circuits for power management and security applications. The Company focuses its product design efforts on integrated circuits for consumer electronics, computer, industrial and communications products. The Company sells its products through its direct sales force, independent sales representatives and distributors in China, Japan, Korea, Singapore, Taiwan and the United States.

The Company’s ordinary shares with a par value of US$0.001 per share (“Old Shares”) commenced trading on the NASDAQ on 23 August 2000 and on the Cayman Islands Stock Exchange on 1 February 2001. On 14 November 2005, following a share split of each Old Share into 50 Shares, the Shareholders approved the implementation of an ADS Program such that ADSs would be quoted for trading on NASDAQ in lieu of Shares. As a result, the Old Shares ceased to trade on the NASDAQ on 25 November 2005, and the ADSs, each representing an ownership interest of 50 Shares, commenced trading on the NASDAQ on 28 November 2005. The Shares were listed on the Stock Exchange by way of an Introduction on 2 March 2006.

THE PROPOSED WITHDRAWAL

On 27 February 2009, the Company submitted an application to the Stock Exchange for the voluntary withdrawal of the listing of the Shares on the Main Board of the Stock Exchange subject to the conditions set out in the paragraphs headed “Conditions of the Proposed Withdrawal” below.

We intend to retain the primary listing of ADSs on the NASDAQ, and their secondary listing on the Cayman Islands Stock Exchange, following the Proposed Withdrawal and for the foreseeable future. The secondary listing of the Shares on the Cayman Islands Stock Exchange will cease upon the Proposed Withdrawal becoming effective.

After the Proposed Withdrawal, Shareholders will have the option of either (i) holding the Shares (which will not be listed on the Stock Exchange after the Delisting Date), or (ii) subject to depositing their Shares with BoNYM and complying with the requisite procedures and U.S. Securities laws, holding their interest in the form of ADSs, which are listed and can be traded on the NASDAQ.

REASONS FOR THE PROPOSED WITHDRAWAL

The principal reasons for the Proposed Withdrawal are:

(a)	Our base of Shareholders registered in our Hong Kong branch register is small and the trading volume of the Shares on the Stock Exchange is low compared to the trading of Shares in the form of ADSs on the NASDAQ. As at 24 February 2009, being the latest practicable day before the date of this Announcement, more than 99% of our issued share capital was in the form of ADSs and only tradable on the NASDAQ. From the Introduction in March 2006 to 24 February 2009, more than 99% of the total trading volume of Shares (including Shares traded in the form of ADSs) on the Stock Exchange and the NASDAQ took place on the NASDAQ in the form of ADSs.

(b)	The Company has not raised any additional capital in the public securities markets since the Introduction, and does not anticipate doing so in the foreseeable future.

(c)	Maintaining the listing of the Shares on the Stock Exchange involves significant cost to the Company, both financially and through the commitment of other resources. The Directors believe this expenditure is not justified in view of the factors noted above, which are currently aggravated by generally depressed conditions and prospects in the business and financial markets.

(d)	Although Asia, and particularly Greater China, remain important to the Company’s long-term strategic development, the Directors do not believe the continued listing of the Shares on the Stock Exchange is necessary or efficient at this stage in maintaining our long-term commitment to Asia.

For the reasons stated above, the Directors believe that the Proposed Withdrawal is in the best interest of Shareholders as a whole.

CONDITIONS OF THE PROPOSED WITHDRAWAL

The Proposed Withdrawal is conditional upon:

(i)	the approval of the Shareholders by way of an ordinary resolution in a general meeting;

(ii)	the approval of the Listing Committee of the Stock Exchange; and

(iii)	the Company having given its Shareholders at least three months’ notice of the Proposed Withdrawal.

A General Meeting will be convened at an appropriate time to seek the approval of Shareholders for the Proposed Withdrawal.

EFFECTS OF THE PROPOSED WITHDRAWAL

The Directors do not expect that the implementation of the Proposed Withdrawal will cause any diminution in the net asset value or earnings per Share of the Company or adversely affect the business of the Group, but expect that it will enable the Company to effect cost savings.

ARRANGEMENTS FOR THE PROPOSED WITHDRAWAL

If you are a Shareholder

If you are a Shareholder, the Shares held by you will not be listed on the Stock Exchange after the Delisting Date. If you wish to trade your Shares in the form of ADSs on the NASDAQ, you must cause such Shares to be deposited into the ADS Program.

BoNYM has agreed that, for a period of sixty days following the Delisting Date, it will waive its fees for the deposit of Shares and the issuance of ADSs. After that period, all costs attributable to the transfer of Shares to effect a deposit of Shares into, or withdrawal of Shares from, the ADS Program shall be borne by the Shareholder requesting the transfer.

Additionally, investors should note that there are other fees and charges associated with the trading of ADSs. Information on the arrangements required to enable Shareholders to deposit their Shares into the ADS Program and obtain ADSs for trading on NASDAQ, and regarding the costs of trading ADSs, will be provided in a circular to be dispatched to Shareholders.

If you are an ADS holder

If you are an ADS holder, you cannot vote at the General Meeting but may instruct BoNYM to exercise the voting rights attached to the Shares represented by your ADSs. You may alternatively elect to become a Shareholder by exchanging your ADSs for Shares so that you may become a registered Shareholder.

GENERAL

Except as stated above, all costs attributable to the transfer of Shares to effect a deposit of Shares into, or withdrawal of Shares from, the ADS Program shall be borne by the shareholder requesting the transfer. Investors should note that the Hong Kong branch registrar will charge between HK$2.50 and HK$20 (or such higher fee as may from time to time be permitted under the Listing Rules) for each Share certificate cancelled or issued by it in respect of each transfer of Shares from one registered owner to another.

Investors should note that ADS holders are not treated as our Shareholders, and have no Shareholder rights. Cayman Islands law governs such shareholder rights. BoNYM holds the Shares represented by the ADSs, and ADS holders must rely on BoNYM to act on their behalf in order to exercise the rights of a Shareholder in respect of such Shares.

The Directors would like to emphasize that the Proposed Withdrawal is at a preliminary stage and the exact timing of the Proposed Withdrawal has not been confirmed. There is also no assurance that we will proceed with the Proposed Withdrawal.

A circular will be dispatched to Shareholders regarding the Proposed Withdrawal, including particulars of the arrangements required to enable Shares currently traded on the Stock Exchange to be exchanged for ADSs for trading on the NASDAQ following the Proposed Withdrawal, notice convening a General Meeting and actions required to be taken by the Shareholders and/or ADS holders to enable votes to be cast at the General Meeting.

Investors should note that the Proposed Withdrawal is subject to, inter alia, the conditions set out above being fulfilled or waived, as applicable, including approval by the Listing Committee of the Stock Exchange and by Shareholders, and accordingly the Proposed Withdrawal may or may not become effective. Investors should exercise caution when dealing in the Shares.

DEFINITIONS

“ADS Program”	the American depositary share program administered by BoNYM

“ADS(s)”	American depositary share(s) issued by BoNYM, each representing 50 Shares, and which are quoted for trading on the NASDAQ

“BoNYM”	The Bank of New York Mellon Corporation, the depositary bank for our ADS Program

“Board”	the Board of Directors of the Company

“Company”, “our Company”, “we” and “us”	O2Micro International Limited, a company incorporated under the laws of the Cayman Islands with limited liability on 14 March 1997 and, where the context so permits, “we”, “us” or “our” shall mean or refer to the Group

“Delisting Date”	the last day of dealings in the Shares on the Stock Exchange

“Director(s)”	the director(s) of our Company

“General Meeting”	a general meeting of the Company to be convened for the purpose of considering and approving the Proposed Withdrawal

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Introduction”	the listing of the Shares on the Stock Exchange by way of introduction on 2 March 2006

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (as amended from time to time)

“NASDAQ”	the NASDAQ (National Association of Securities Dealers Automated Quotation System) Global Select Market in the United States

“Old Share(s)”	ordinary shares of our Company with a par value of US$0.001 each, which commenced trading on the NASDAQ on 23 August 2000 and ceased trading on 25 November 2005

“Proposed Withdrawal”	the proposed voluntary withdrawal of the listing of the Shares on the Main Board of the Stock Exchange

“Share(s)”	ordinary share(s) of our Company with a par value of US$0.00002 each

“Shareholder(s)”	registered holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board
Sterling Du
Executive Director

27 February 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Independent Non-Executive Directors:
Mr. Sterling Du	Mr. Michael Austin
Mr. Chuan Chiung “Perry” Kuo	Mr. Teik Seng Tan
Mr. James Elvin Keim	Mr. Lawrence Lai-Fu Lin
Mr. Keisuke Yawata
Mr. Xiaolang Yan
Mr. Ji Liu

*	For identification purpose only